March  20, 2006

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
ATTN: Barbara C. Jacobs
100 F Street, N.E.
Washington, D.C. 20549

Re:	Futuremedia Public Limited Company
Amendment No. 1 to Registration Statement on Form F-3
Filed March 2, 2006
File No. 333-131314

Ladies and Gentlemen:

Futuremedia Public Limited Company (the “Company”) is transmitting for filing with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”), the accompanying Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form F-3, File No. 333-131314 (the “Registration Statement”).

Amendment No. 2 and this letter reflect the Company’s responses to the comments contained in the letter from the Commission’s Staff (the “Staff”) to Leonard M. Fertig dated March 16, 2006. The Company’s responses are numbered to correspond to the numbered comments of the Staff’s letter.

In connection with this response letter, the Company acknowledges that (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Company may not assert Staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission
Division of Corporation Finance
ATTN: Barbara C. Jacobs
March  20, 2006

Amendment No. 1 to Registration Statement on Form F-3

Comment 1:
We note your response to comment 2 of our letter dated February 23, 2006 that the first tranche of the December 2005 financing has been completed. We reissue our comment. Your response does not address whether the December 2005 financing consisting of two tranches is complete in light of the fact that the second tranche of your December 2005 financing does not appear completed. As the securities purchase agreement provides for two separate tranches of financing from Cornell Capital, it appears that the two tranches should be integrated in determining whether a completed private placement exists for purposes of Rule 152 under the Securities Act and your subsequent registration of shares related to such private placement. Accordingly, it does not appear that Rule 152 is available for your December 2005 financing as the second tranche has not been completed. Please provide us your detailed analysis of why you believe your December 2005 financing was complete prior to the filing of your registration statement, or, in the alternative, why the two tranches of financing contemplated in your securities purchase agreement should not be integrated for purposes of Rule 152. Please see interpretation 3S of the Securities Act Section portion of the March 1999 supplement to our manual of publicly available telephone interpretations for additional guidance. Otherwise, please disclose the possible consequences of having registered for resale shares obtained from a private placement that has yet to be completed.

Response 1:
The Company acknowledges the Staff’s comments and supplementally advises the Staff that the two financings, contemplated in the Company’s Security Purchase Agreement dated December 19, 2005 by and between the Company and Cornell Capital Partners, LP (the “Securities Purchase Agreement”) (previously filed as Exhibit 2 to the Company’s Form 6-K, filed on December 20, 2005, File No. 000-21978) should not be integrated for purposes of Rule 152.

The Company believes that this conclusion is consistent with Rule 502(a) of the Securities Act of 1933 (the “Act”) and NABA Sports Corp., SEC No-Action Letter, 1987 WL 108353 (May 13, 1987).

The Registration Statement has been revised to make clear that only the American Depository Shares (ADSs) issued upon conversion of the $2.5 million unsecured Convertible Note, together with the other securities (the Warrant to purchase 250,000 ADS’s and 187,500 ADSs issued to Cornell Capital Partners, LP) that were issued pursuant to the Company’s offering completed in December, 2005 (the “December Offering”) are being registered. The Registration Statement does not relate to up to an additional $7.5 million of secured convertible notes that may be issued to finance the cash portion of the purchase price of the Company’s potential acquisition of the business of Executive Business Channel Limited (“EBC”).

United States Securities and Exchange Commission
Division of Corporation Finance
ATTN: Barbara C. Jacobs
March  20, 2006

The Company’s December Offering was completed pursuant to the Securities Purchase Agreement. As described in the Securities Purchase Agreement and the Registration Statement, the Company issued a $2.5 million unsecured Convertible Note upon the completion of the December Offering. The permitted use of proceeds of the December Offering, as set forth in Section 4(d) of the Securities Purchase Agreement, was for general corporate and working capital purposes.

At the time of the negotiation of the Securities Purchase Agreement, the Company anticipated that it may require additional funding in connection with its proposed acquisition of EBC (the “Acquisition”). As a result, the Company also negotiated for the buyers in the December Offering to be available to provide up to $7.5 million of additional funding for the Acquisition, subject to a number of significant terms and conditions to be negotiated (the “Additional Funding”). The terms and conditions of the Additional Funding, included, among other things, that the proceeds of the Additional Funding be used to finance the Acquisition, that the convertible notes to be issued in the Additional Funding be secured by a senior lien on all assets of the Company, and, to the extent required by the rules of the Nasdaq Stock Market, that the stockholders of the Company approve the Additional Funding. At the time of the negotiation of these provisions, it was also anticipated that the conversion ratio of the new secured convertible notes to be issued in connection with the Additional Funding be based upon the market price of the Company’s Common Stock at the date such new notes were issued, if and when issued, and that such Additional Funding would be evidenced by a separately negotiated Securities Purchase Agreement to be executed at the time of the Additional Funding.

While the Securities Purchase Agreement for the $2.5 million December Offering anticipates the possibility of the Additional Funding, the December Offering was completed for purposes of Rule 152 on the date that it closed and should not be integrated with the additional funding, when and if it occurs.

Criteria considered in determining whether the two financings should be integrated include (a) whether the financings involve issuance of the same class of securities and (b) whether the offerings are made for the same general purposes. Here, the two offerings are for separate classes of securities and for separate and distinct purposes.

United States Securities and Exchange Commission
Division of Corporation Finance
ATTN: Barbara C. Jacobs
March 20, 2006

(a) The security offered in the December Offering was an unsecured Convertible Note with a conversion price based upon the market price of the Company’s ADS’s at the time of the issuance of those securities, while the security to be issued pursuant to the Additional Funding will be a secured convertible note with a conversion price to be based upon the market value of the Company’s ADS’s on the date of their issuance. The securities offered in the December Offering will have different rights and restrictions from the securities offered in the Additional Funding.

(b) The use of proceeds in the December Offering was for general corporate and working capital purposes, while the Additional Funding, if and when it occurs, will be used exclusively to fund a portion of the purchase price of the Acquisition.

Moreover, the Additional Funding will be subject to a number of conditions, wholly unrelated to the December Offering, such as the completion of the Acquisition, the negotiating of a definitive Securities Purchase Agreement and related documentation, including the negotiation of the full terms and conditions of the new security to be issued in that offering, and the approval of the stockholders of the Company, to the extent required by the rules of the Nasdaq Stock Market. While the Company has since determined that such stockholder approval is not required, based upon correspondence with Nasdaq, at the time of the execution of the Securities Purchase Agreement, the parties believed that such approval would be necessary. As a result, while the possibility of the Additional Funding was addressed in the original Securities Purchase Agreement, the December Offering was completed in December 2005 and the Additional Funding, if and when it occurs, will constitute a separate offering.

The Company has revised the Registration Statement, as amended, to indicate more clearly that the Additional Financing, if and when it occurs, was not a part of the December Offering.

United States Securities and Exchange Commission
Division of Corporation Finance
ATTN: Barbara C. Jacobs
March 20, 2006

The Offering, page 15

Comment 2:
Please provide a materially complete discussion of your second tranche including the material terms and conditions of such second tranche. In particular, we note that the proceeds of the second tranche is specifically to be used for the financing of your acquisition of Executive Business Channel Limited

Response 2:
The Company acknowledges the Staff’s comments and has revised the “Recent Developments” section of the Registration Statement, as amended, to enhance the description of the terms and conditions of the intended financing of up to $7,500,000, that is subject to continuing negotiations.

Description of Securities

Convertible Note and Warrant Registration, page 22

Comment 3:
Please clarify your last sentence in your discussion to express the fact that 18,346,520 ADSs being registered in respect of the Note is currently far in excess of the ADSs issuable upon conversion of the Note at current market prices. For example, at $.20 per share on March 10, 2006, the $2,500,000 principal amount of the Note would be convertible into 12,500,000 ADSs.

Response 3:
The Company acknowledges the Staff’s comments and supplementally advises the Staff that the conversion price on the Convertible Note is subject to adjustment for certain changes in the market price of the Company’s ADSs and that the 18,346,520 ADSs being registered represent the maximum number of ADSs that may be issued upon conversion of the Convertible Note. We have revised the sections entitled “Conversion” (formerly on page 20, now on page 21), “Conversion Restrictions” (formerly on p. 21, now on page 22), and “Convertible Note and Warrant Registration” (formerly on page 22, now on page 23) of the Registration Statement, as amended, to indicate more clearly that the 18,346,520 ADSs represent the maximum number of ADSs that are issuable upon conversion of the Convertible Note. We have further clarified that no ADSs other than up to the 18,346,520 ADSs that may be issued upon conversion of the Note, the 250,000 ADSs issuable on exercise of the Warrant and the 187,500 ADSs issued to Cornell Capital Partners, LP are covered by the Registration Statement.

United States Securities and Exchange Commission
Division of Corporation Finance
ATTN: Barbara C. Jacobs
March 20, 2006

Please contact Mark Dorff of Brown Rudnick Berlack Israels LLP in London at (011 44) 20 7851 6005 or Dan Gusenoff of Brown Rudnick Berlack Israels LLP in Boston at (617) 856-8172 should you require additional information or have questions regarding responses 1-3. Please do not hesitate to contact me if you have any further questions or comments. We have sent a courtesy copy of this letter to Daniel Lee of the Commission’s staff.

Very truly yours, FUTUREMEDIA PLC

By:	/s/ Andrew Haire
Andrew Haire, General Counsel

cc: Daniel Lee (Via Fax)